UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2011.

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from to .

Commission file number 000-26076

SINCLAIR BROADCAST GROUP, INC.

401(k) RETIREMENT SAVINGS PLAN

(Full Title of Plan)

SINCLAIR BROADCAST GROUP, INC.

10706 BEAVER DAM ROAD

HUNT VALLEY, MD 21030

(Name of issuer of the securities held pursuant to the Plan

and address of its principal executive office)

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

SINCLAIR BROADCAST GROUP, INC.

401(K) RETIREMENT SAVINGS PLAN

DECEMBER 31, 2011 AND 2010

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Investment Committee and the Audit Committee

Sinclair Broadcast Group, Inc.

401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Sinclair Broadcast Group 401(k) Retirement Savings Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits and supplemental schedule of assets (held at end of year) as of December 31, 2011. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Reznick Group, P.C.

Baltimore, Maryland
June 27, 2012

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010

ASSETS
Investments at fair value	$80,114,259	$80,259,673
Guaranteed investment contract at fair value	14,406,411	10,339,274

Receivables
Employer contributions	1,407,824	1,346,355
Participant notes receivable	1,999,170	1,735,926

Total assets	$97,927,664	$93,681,228

LIABILITIES
Excess contributions refundable	$223,531	$150,149

Net assets available for benefits at fair value	97,704,133	93,531,079

Adjustment from fair value to contract value for fully benefit-responsive contracts	(1,792,665)	(1,088,038)

Net assets available for benefits	$95,911,468	$92,443,041

See notes to financial statements

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET

ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2011

Additions
Income on investments and participant notes receivable
Interest on participant notes receivable	$96,870
Net realized and unrealized appreciation in aggregate fair value of investments	1,350,815

Income on investments and participant notes receivable	1,447,685

Contributions
Employee	5,416,248
Employer	1,407,824
Rollover	912,055
Other	137,617

Total contributions	7,873,744

Total additions	9,321,429

Deductions
Benefit payments	5,590,422
Administrative expenses	39,049
Corrective distributions	223,531

Total deductions	5,853,002

Net increase	3,468,427

Net assets available for benefits:
Beginning of the year	92,443,041

End of the year	$95,911,468

See notes to financial statements

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

NOTE 1 - PLAN DESCRIPTION

The following description of the Sinclair Broadcast Group, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.  Copies of this summary are available from Sinclair Broadcast Group, Inc. (the “Company” or “Employer”), Human Resources Department.

General

The Plan was adopted on January 1, 1988 and was amended and restated effective April 14, 2010 pursuant to a Massachusetts Mutual Life Insurance Company (“Mass Mutual”) Non-standardized 401(k) Profit Sharing Plan Prototype Plan Document.  The Plan is a participatory defined contribution plan covering substantially all of the Company’s employees. Mass Mutual is the trustee and administrator of the Plan and distributes the funds in accordance with the Plan documents.  An employee is eligible to participate in the Plan upon successful completion of the introductory period (90-day evaluation period to which all new employees and re-hires are subject).  Re-hires, if eligible to participate in the Plan on their date of termination, are eligible to enter the Plan on the date of re-hire.  Although employees may participate in the Plan, they will not be eligible to receive the discretionary company match until they have completed one year of service.  An employee will earn a year of service if they work at least 1,000 hours during the 12-month period immediately following their date of hire or if they work at least 1,000 hours during any plan year beginning after their date of hire.  In addition, once a participant completes a year of service in order to receive the discretionary match, they must also be employed on the last day of the Plan year and complete at least 1,000 hours of service during the Plan year for which the match pertains.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

Contributions

Employees contribute to the Plan through payroll deductions, up to a maximum of 98% of their total compensation.  Each participant’s account is credited with the participant’s contribution, matching contribution, and their pro rata share of earnings or losses on invested assets of the trust funds.  The Company’s matching contribution for all participating employees is discretionary and during 2011, was equal to 50% of the employees’ contributions limited to the first 4% of compensation the employee contributed.  Contributions to the Plan are invested in the available investment options in accordance with the participant’s election.  A terminating member of the Plan has the option to maintain their account (if the balance is over $5,000) or be paid the current value of their contributions and any vested employer contributions to the Plan, reduced by any outstanding loan balances.

The member must forfeit the current unvested value of the Employer’s contribution to their account.  In accordance with the terms of the Plan, such forfeitures are first applied to pay administrative expenses of the Plan, if any, and then to reduce future contributions required of the Employer.  Participants are fully vested in their contribution to the Plan and related earnings.  Under the provisions of the Plan, eligible employees become 20% vested in employer contribution amounts credited to their account after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service and 100% vested after six years of service.

Unallocated assets in the Plan were $56,103 and $71,775 as of December 31, 2011 and 2010, respectively.  Unallocated assets is invested in the guaranteed investment contract.

The December 31, 2011 and 2010 Employer contributions consist of a receivable that was funded subsequent to the Plan’s year end with the Company’s common stock.  The Company may also make additional discretionary profit sharing contributions each year.  There were no additional discretionary contributions during 2011 and 2010.

Upon enrollment, a participant may direct employee contributions to any of the Plan’s available fund options except the Sinclair Broadcast Group Common Stock Fund.  Employer contributions are invested in common stock, but may be redirected by participants to other fund options immediately.

In 2011, the Company hired employees in connection with the execution of shared services agreements with certain third-party owned television stations, which the Company subsequently acquired in 2012.  Upon hire, these employees were immediately eligible to participate in the Plan and were credited with service earned while employed by these television station owners.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

Excess Contributions Refundable

As of December 31, 2011 and 2010, a refund of contributions plus related investment earnings, totaling $223,531 and $150,149, respectively, has been recorded as a liability to certain employees in order to pass the Actual Deferral Percentage test under Section 401(a) of the Internal Revenue Code (“IRC”).

Payment of Benefits

Participants may elect one of several methods to receive their vested benefits including: (a) a joint and survivor option whereby the employee receives a reduced monthly benefit during his/her lifetime and, upon death, the surviving spouse will receive a monthly benefit for his/her lifetime; (b) the purchase of a life annuity; (c) equal installments over a period of not more than the participant’s assumed life expectancy (or participant’s and participant’s beneficiary’s assumed life expectancy) at the time of distribution; (d) a lump sum distribution; or (e) partial distributions.  In the absence of such election by the participant, the method of distribution shall be determined by the Plan.  Upon termination of employment before normal retirement, a lump sum distribution may also be made.

Participant Note Receivable

Participants have the option to borrow from the vested portion of their account.  The minimum loan amount is $1,000 and the maximum loan permitted is the lesser of: (1) $50,000; or (2) one-half of their vested balance, and is secured by the balance in the participant’s account with interest charged based on the prime rate at the time of borrowing plus 1% (4.25% as of December 31, 2011 and 2010, respectively).  The rates charged to participants on current loans outstanding ranged from 4.25% to 10.50% as of December 31, 2011.  Participants may have two loans outstanding at one time.  Generally, the term of the loans may not exceed five years.  Interest income from these loans is treated as income to the Plan.  Principal and interest are paid ratably through monthly payroll deductions.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting. Certain administrative expenses are borne by Sinclair Broadcast Group, Inc.  The Company has evaluated subsequent events for recognition and disclosure through the date of this filing.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  For further information see Note 3 Fair Value Measurements.

The Plan is invested in a guaranteed investment contract that qualifies as a fully benefit-responsive investment contract.  As described in the accounting guidance, the investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits for a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by accounting guidance, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. The net appreciation of the fair value of investments consists of realized and unrealized gains and losses and dividends.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant notes receivable

Notes receivable from participants are valued at the outstanding principal balance plus accrued interest, which represents the exit value upon collection, either by repayment or by deemed distribution if not repaid.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

Benefit Payments

Benefit payments are recorded when paid.

NOTE 3 — FAIR VALUE MEASUREMENTS

Accounting guidance provides for valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost).  A fair value hierarchy using three broad levels prioritizes the inputs to valuation techniques used to measure fair value.  The following is a brief description of those three levels:

•                  Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;

•                  Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.  These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; or

•                  Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2011 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Intermediate term bond	$—	$5,729,734	$—	$5,729,734
Multi sector bond	—	4,577,666	—	4,577,666
Asset allocation - Lifestyle	—	354,199	—	354,199
Asset allocation - Lifecycle	—	5,382,864	—	5,382,864
Large cap value	—	15,558,667	—	15,558,667
Large cap core	—	15,736,738	—	15,736,738
Large cap growth	—	7,403,990	—	7,403,990
Mid cap value	—	332,918	—	332,918
Mid cap growth	—	3,210,446	—	3,210,446
Small cap value	—	1,743,741	—	1,743,741
Small cap growth	—	2,320,652	—	2,320,652
International-global large core	—	5,951,876	—	5,951,876
International-global large growth	—	1,403,187	—	1,403,187
International-global small/mid cap	—	1,504,921	—	1,504,921
Money market fund	—	36,117	—	36,117
Guaranteed investment contract	—	—	14,406,411	14,406,411
Common stock fund	8,866,543	—	—	8,866,543
Total investments measured at fair value	$8,866,543	$71,247,716	$14,406,411	$94,520,670

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2010 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Intermediate term bond	$—	$5,083,288	$—	$5,083,288
Multi sector bond	—	5,436,925	—	5,436,925
Asset allocation - Lifestyle	—	306,362	—	306,362
Asset allocation - Lifecycle	—	4,167,359	—	4,167,359
Large cap value	—	16,347,193	—	16,347,193
Large cap core	—	4,083,208	—	4,083,208
Large cap growth	—	7,268,425	—	7,268,425
Multi cap value	—	12,382,190	—	12,382,190
Mid cap value	—	227,165	—	227,165
Mid cap growth	—	3,461,599	—	3,461,599
Small cap value	—	1,909,139	—	1,909,139
Small cap growth	—	2,659,776	—	2,659,776
International-global large core	—	6,835,653	—	6,835,653
International-global large growth	—	1,723,867	—	1,723,867
International-global small/mid cap	—	1,927,086	—	1,927,086
Guaranteed investment contract	—	—	10,339,274	10,339,274
Common stock fund	6,440,438	—	—	6,440,438
Total investments measured at fair value	$6,440,438	$73,819,235	$10,339,274	$90,598,947

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets during the year ended December 31, 2011:

Guaranteed Investment Contract
Balance as of January 1, 2011	$10,339,274
Net investment gains and losses	704,628
Purchases, sales, issuances, repayments and settlements, net	3,362,509
Balance as of December 31, 2011	$14,406,411

Following is a description of the valuation methodologies for assets measured at fair value.  There have been no changes to the methodologies used as of December 31, 2011.

Pooled Separate Accounts

The fair value of the participation units owned by the Plan in the pooled separate accounts is based on the net assets of the underlying pool of securities on the last business day of the Plan year as determined by Mass Mutual.

Guaranteed Investment Contract

Investment contracts are presented at fair value.  The fair value of the Plan’s interest in a guaranteed investment contract is based upon the fair value of the fund’s underlying managed group annuity contract, as reported by the insurance company issuer of the contract.  Contract value represents contributions and reinvested income, less any withdrawals, plus accrued interest, because these investments have fully benefit-responsive features.  Under certain conditions, participants may receive less than the contract value of their accounts invested in the investment contracts, as determined by Mass Mutual, the Plan’s administrator.  As of December 31, 2011, there were no reserves against contract values for credit risk of contract issuers or otherwise.  The interest rate was 2.79% and 2.68% as of December 31, 2011 and 2010, respectively.

Common Stock Fund

The Sinclair Broadcast Group, Inc. Common Stock Fund (the “Fund”) is tracked on a unitized basis.  The Fund consists of the Company’s common stock which is valued at its quoted market price and funds held in the Investors Bank and Trust Money Market Fund sufficient to meet the Fund’s daily cash needs.  The Fund is unitized to allow for daily trades.  The value of a unit reflects the combined market value of the Company’s common stock and the cash investments held by the Fund.  As of December 31, 2011, 782,572 units were

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

outstanding with a value of $11.33 per unit.  As of December 31, 2010, 787,340 units were outstanding with a value of $8.18 per unit.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4 - INVESTMENTS

During 2011, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in aggregate fair value as follows:

Net realized and unrealized appreciation (depreciation) in aggregate fair value:

Pooled separate accounts	$(1,580,593)
Guaranteed investment contract	344,855
Sinclair Broadcast Group, Inc. common stock	2,586,553
$1,350,815

The following presents individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2011 and 2010:

	2011	2010
SF Guaranteed Interest Fund	$14,406,411	$10,339,274
Select Focus Value (Harris)	11,525,250	12,382,190
Sinclair Broadcast Group, Inc. common stock	8,654,126	6,056,720
Select Large Cap Value (Davis)	8,525,070	9,252,157
Premier Core Bond (Babson)	5,729,734	5,083,288
Select Fundamental Value (Wellington)	5,567,243	5,870,480
Select Overseas (MFS/Harris/JPMorgan)	5,440,046	6,293,377
Select Blue Chip Growth (TRP)	5,094,267	5,090,941
Global Strategic Income (OFI)	*	5,436,925

* This fund did not represent 5% or more of the plan’s net assets at year end.

The SF Guaranteed Interest Fund is required to be reported at fair value.  However, contract value is relevant measurement attribute for that portion of net assets available for benefits

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  See Note 6 for additional information.

NOTE 5 - INCOME TAX STATUS

The underlying non-standardized prototype plan has received an opinion letter from the IRS dated May 11, 2009 stating that the form of the Plan is qualified under Section 401 of the IRC and, therefore, the related trust is tax-exempt.  In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan sponsor has determined that it is eligible to, and has chosen to, rely on the current Internal Revenue Service (“IRS”) prototype plan opinion letter.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

NOTE 6 — FULLY BENEFIT RESPONSIVE INVESTMENTS CONTRACT OF GUARANTEED INVESTMENT CONTRACT

Mass Mutual’s general investment account investment option for defined contribution plans is provided through a group annuity contract which the Plan is invested in.  Under the terms of a group annuity contract, a crediting rate is established for amounts invested in the guaranteed interest account and participants may direct permitted withdrawal and/or transfer transactions of all or a portion of their account balance at contract value. Contract value represents contributions plus credited interest less participant withdrawals and fees.  The Plan considers this investment option to be fully benefit-responsive notwithstanding the liquidation value events under the contract that limit the ability of the Plan to transact at contract value.  The fair value presented in Note 3 represents the estimated liquidation value determined within contract specifications (see the termination provisions stated within the contract).

The average yield earned is calculated by dividing the annual interest credited to the Plan during the plan year by the average annual fair value. The average interest rate credited to participants is calculated by dividing the annual interest credited to the participants during the plan year by the average annual fair value. The average yield earned by the Plan and the average interest rate credited to participants is the same, therefore, no adjustment is needed.  The average yield earned by the Plan and average interest rate credited to participants were both 2.79% and 2.68% for 2011 and 2010, respectively.

Certain events may limit the ability of the Plan to transact at contract value. Such events include but may not be limited to the following: (1) temporary absence; (2) change in position or other occurrence qualifying as a temporary break in service under the Plan; (3)

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

transfer or other change of position resulting in employment by an entity controlling, controlled by, or under other common control with the employer; (4) cessation of an employment relationship resulting from a reorganization, merger, layoff or the sale or discontinuance of all or any part of the Plan sponsor’s business; (5) removal from the Plan of one or more groups or classifications of participants; (6) partial or complete Plan termination; or (7) Plan disqualification.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 8 - DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The financial statements are prepared on an accrual basis whereas the Form 5500 is prepared on a modified cash basis.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010

Net assets available for benefits per the financial statements	$95,911,468	$92,443,041
Employer contributions receivable at end of year	(1,407,824)	(1,346,355)
Excess contributions refundable at end of year	223,531	150,149

Net assets available for benefits per the Form 5500	$94,727,175	$91,246,835

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2011 and 2010

The following is a reconciliation of employer contributions per the financial statements to the Form 5500 for the year ended December 31, 2011:

Employer contributions per financial statements	$1,407,824
Less: employer contribution receivable at end of year	(1,407,824)
Add: employer contribution receivable at beginning of year	1,346,355
Add: other	8,867

Employer contributions per the Form 5500	$1,355,222

The following is a reconciliation of corrective distributions per the financial statements to the Form 5500 for the year ended December 31, 2011:

Corrective distributions per financial statements	$(223,531)
Add: excess contributions refundable at end of year	223,531
Less: excess contributions refundable at beginning of year	(150,149)

Corrective distributions per the Form 5500	$150,149

NOTE 9 — PARTIES IN INTEREST TRANSACTIONS

The Employer matching contributions are paid out in shares of the Sinclair Broadcast Group, Inc. common stock.

Certain Plan investments are shares of mutual funds managed by MassMutual Financial Group.  MassMutual is the third party administrator as defined by the Plan.  These transactions qualify as exempt party-in-interest transactions.

SUPPLEMENTAL INFORMATION

Sinclair Broadcast Group, Inc

401(k) Retirement Savings Plan

EIN: 52-1494660  Plan # 001

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2011

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost (2)	Current Value
Guaranteed investment contract:
SF Guaranteed Interest Fund (1)	944,173 units		$12,613,746

Pooled securities:
Select Focused Value (Harris) (1)	38,971 units		11,525,250
Select Large Cap Value (Davis) (1)	47,797 units		8,525,070
Premier Core Bond (Babson) (1)	2,863 units		5,729,734
Select Fundamental Value (Wellington) (1)	38,479 units		5,567,243
Select Overseas (MFS/Harris/JPMorgan) (1)	37,779 units		5,440,046
Select Blue Chip Growth (TRP) (1)	30,834 units		5,094,267
Global Strategic Income (OFI) (1)	21,842 units		4,577,666
Spectrum Growth (T. Rowe Price) (1)	16,339 units		3,490,796
Select Mid Cap Growth II (TRP/Frontier) (1)	11,130 units		3,210,445
Select Small Cap Growth Equity (W&R/Wellington) (1)	11,680 units		2,320,652
Select Gr Opprts (Sands/Delaware) (1)	29,399 units		2,309,723
RetireSMART 2020 (1)	13,769 units		1,814,550
Select Small Company Value (Clover/TRP/EARNEST) (1)	8,892 units		1,743,741
RetireSMART 2030 (1)	11,822 units		1,536,283
Int’l New Discovery (MFS) (1)	5,389 units		1,504,921
Washington Mutual Investment (American) (1)	13,056 units		1,466,353
Premier Global (OFI) (1)	11,321 units		1,403,187
RetireSMART 2040 (1)	7,519 units		989,717
RetireSMART 2010 (1)	6,793 units		919,295
Selected Index Equity (Northern Trust) (1)	5,946 units		720,693
EuroPacific Growth (American) (1)	2,536 units		511,830
Select Strategic Bal (JPMorgan/Western) (1)	2,674 units		354,199
Mid Cap Value (Columbia) (1)	3,790 units		332,919
RetireSMART 2050 (1)	1,082 units		98,966
Premier Money Market Fund (1)	36,117 units		36,117
RetireSMART in Retirement (1)	172 units		24,053

Total pooled securities			71,247,716

SBGI Common Stock (1)	763,824 units		8,654,126
IBT Money Market (1)	18,748 units		212,417
Participant notes receivable (1)	4.25%-10.50%		1,999,170
Total investments			$94,727,175

(1) Party in interest

(2) Historical cost has not been presented, as all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SINCLAIR BROADCAST GROUP, INC.
401(K) RETIREMENT SAVINGS PLAN

By:	/s/ David R. Bochenek
David R. Bochenek
Vice President/Chief Accounting Officer

Dated: June 27, 2012

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm